SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations

UPM-Kymmene Corporation Stock Exchange Release November 9, 2006 at 9:40

UPM has offered to buy part of M-real’s Botnia shares

UPM has made an offer to M-real Corporation to buy Metsä-Botnia shares representing 15 % of Metsä-Botnia. The offer is based on M-real’s plan to sell Botnia shares as announced in October. UPM offers EUR 500 million for the shares.

UPM’s objective is to secure Botnia’s strategic development and investments. In cooperation with the other owners of Botnia, UPM wants to make Botnia a successful, increasingly international pulp company, which has the financial prerequisites to grow and develop. UPM also sees opportunities to strengthen the competitiveness of Botnia’s Finnish pulp production.

Botnia is an associated company of UPM, who owns 47% of Botnia’s shares. The other owners are M-real Corporation with 39% and Metsäliitto Cooperative with 14% of shares.

Botnia is Europe’s second largest pulp producer with five mills in Finland and production capacity of 2.7 million tonnes a year. About 80 per cent of production is sold to the paper mills of Botnia’s owners, while the other 20 per cent is sold on the market, mainly in Europe. Botnia is currently constructing a pulp mill in Uruguay with annual capacity of 1 million tonnes. The mill is scheduled to start up during the third quarter of 2007.

UPM-Kymmene Corporation

Olavi Kauppila

Senior Vice President, Investor Relations

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com